Consent of Independent Registered Public Accounting Firm

The Board of Directors
ServisFirst Bancshares, Inc.:

We consent to the use of our reports dated March 12, 2013, with respect to the consolidated balance sheets of ServisFirst Bancshares, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Birmingham, Alabama
January 16, 2014